UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 14, 2014

BHP BILLITON LIMITED	BHP BILLITON PLC
(ABN 49 004 028 077)	(REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA	NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

NEWS RELEASE

Release Time	IMMEDIATE[1]

Date	13 May 2014

Number	09/14

ANDREW MACKENZIE PRESENTS AT THE BANK OF AMERICA MERRILL

LYNCH METALS, MINING & STEEL CONFERENCE

BHP Billiton’s CEO, Andrew Mackenzie, today reaffirmed the Company’s commitment to creating a simpler, more productive and capital efficient organisation.

Speaking at the Bank of America Merrill Lynch Metals, Mining & Steel Conference in Miami, Mr Mackenzie said the Company was changing the way it worked, using common systems and processes to lift performance across all operations and projects.

“Today you’ll hear me repeat a number of things I’ve said before because maintaining your confidence is about being predictable and consistently delivering on our commitments,” he said.

“We have embedded US$4.9 billion of sustainable productivity gains which will increase to US$5.5 billion by the end of this financial year.

“In the first half of the 2014 financial year, average truck utilisation, compared with last year, improved by eight per cent. The average utilisation of our diggers increased by 10 per cent, and we have reset the performance benchmark higher so a clear opportunity remains across the Group.

Mr Mackenzie said the Company’s bottom-up, data-driven approach to productivity is sustainable, scalable and a platform from which performance can be raised without limits.

“We have also reduced capital expenditure by 25 per cent and our spend will decline again in the 2015 financial year. By reducing the rate of investment, we have created strong competition for capital, and now expect an average rate of return of more than 20 per cent for our portfolio of low-risk, largely brownfield development options.

“The case for continued simplification of our portfolio is compelling, and this remains a priority. In the last two years we have completed US$6.5 billion of divestments at attractive valuations. We continue to study the next phase of simplification, including structural options, but no decisions have been made. We will only pursue options that maximise value for BHP Billiton shareholders.

“By doing what we said we would do in the first half of the year, we increased free cash flow by US$7.8 billion and underlying return on capital to 22 per cent.

[1]	This release was made outside the hours of operation of the ASX market announcements office.

“Over the past 10 years, we have built a strong track record of capital management. Today, our balance sheet is strong, and getting stronger. We have a solid A credit rating and our progressive base dividend is comfortably covered by free cash flow.”

Further information on BHP Billiton can be found at: www.bhpbilliton.com.

Media Relations	Investor Relations

Australia	Australia

Emily Perry	Tara Dines
Tel: +61 3 9609 2800 Mobile: +61 477 325 803	Tel: +61 3 9609 2222 Mobile: +61 499 249 005
email: Emily.Perry@bhpbilliton.com	email: Tara.Dines@bhpbilliton.com

Fiona Hadley	Jodie Phillips
Tel: +61 3 9609 2211 Mobile: +61 427 777 908	Tel: +61 3 9609 2069 Mobile: +61 418 710 516
email: Fiona.Hadley@bhpbilliton.com	email: Jodie.Phillips@bhpbilliton.com

Eleanor Nichols	United Kingdom and South Africa
Tel: +61 3 9609 2360 Mobile: +61 407 064 748
email: Eleanor.Nichols@bhpbilliton.com	Jonathan Price
Tel: +44 20 7802 4131 Mobile: +44 7990 527 726
United Kingdom	email: Jonathan.H.Price@bhpbilliton.com

Ruban Yogarajah	Dean Simon
Tel: +44 20 7802 4033 Mobile: +44 7827 082 022	Tel: +44 20 7802 7461 Mobile: +44 7717 511 193
email: Ruban.Yogarajah@bhpbilliton.com	email: Dean.Simon@bhpbilliton.com

Jennifer White	Americas
Tel: +44 20 7802 7462 Mobile: +44 7827 253 764
email: Jennifer.White@bhpbilliton.com	James Agar
Tel: +1 212 310 1421 Mobile: +1 347 882 3011
Americas	email: James.Agar@bhpbilliton.com

Ruban Yogarajah	Joseph Suarez
Tel: +44 20 7802 4033 Mobile: +44 7827 082 022	Tel: +1 212 310 1422 Mobile: +1 646 400 3803
email: Ruban.Yogarajah@bhpbilliton.com	email: Joseph.Suarez@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077	BHP Billiton Plc Registration number 3196209
Registered in Australia	Registered in England and Wales
Registered Office: Level 16, 171 Collins Street	Registered Office: Neathouse Place
Melbourne Victoria 3000 Australia	London SW1V 1LH United Kingdom
Tel +61 1300 55 4757 Fax +61 3 9609 3015	Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Billiton Group which is headquartered in Australia

Newman
Growing shareholder value and returns
Andrew Mackenzie
Chief Executive Officer
13 May 2014
bhpbilliton
resourcing the future

Disclaimer
bhpbilliton
resourcing the future
Forward-looking statements
This release contains forward-looking statements, including statements regarding: trends in commodity prices and currency exchange rates; demand for commodities; plans, strategies and objectives of management; closure or divestment of certain operations or facilities (including associated costs); anticipated production or construction commencement dates; capital costs and scheduling; operating costs and shortages of materials and skilled employees; anticipated productive lives of projects, mines and facilities; provisions and contingent liabilities; tax and regulatory developments.
Forward-looking statements can be identified by the use of terminology such as ‘intend’, ‘aim’, ‘project’, ‘anticipate’, ‘estimate’, ‘plan’, ‘believe’, ‘expect’, ‘may’, ‘should’, ‘will’, ‘continue’, ‘annualised’ or similar words. These statements discuss future expectations concerning the results of operations or financial condition, or provide other forward-looking statements.
These forward-looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this release. Readers are cautioned not to put undue reliance on forward-looking statements.
For example, our future revenues from our operations, projects or mines described in this release will be based, in part, upon the market price of the minerals, metals or petroleum produced, which may vary significantly from current levels. These variations, if materially adverse, may affect the timing or the feasibility of the development of a particular project, the expansion of certain facilities or mines, or the continuation of existing operations.
Other factors that may affect the actual construction or production commencement dates, costs or production output and anticipated lives of operations, mines or facilities include our ability to profitably produce and transport the minerals, petroleum and/or metals extracted to applicable markets; the impact of foreign currency exchange rates on the market prices of the minerals, petroleum or metals we produce; activities of government authorities in some of the countries where we are exploring or developing these projects, facilities or mines, including increases in taxes, changes in environmental and other regulations and political uncertainty; labour unrest; and other factors identified in the risk factors discussed in BHP Billiton’s filings with the U.S. Securities and Exchange Commission (the “SEC”) (including in Annual Reports on Form 20-F) which are available on the SEC’s website at www.sec.gov.
Except as required by applicable regulations or by law, the Group does not undertake any obligation to publicly update or review any forward looking statements, whether as a result of new information or future events.
Non-IFRS financial information
BHP Billiton results are reported under International Financial Reporting Standards (IFRS) including Underlying EBIT and Underlying EBITDA which are used to measure segment performance. This release also includes certain non-IFRS measures including Underlying attributable profit, Underlying basic earnings per share, Underlying EBITDA interest coverage, Underlying effective tax rate, Underlying EBIT margin, Underlying EBITDA margin, Underlying return on capital, Free cash flow, Net debt and Net operating assets. These measures are used internally by management to assess the performance of our business, make decisions on the allocation of our resources and assess operational management. Non-IFRS measures have not been subject to audit or review and should not be considered as an indication of or alternative to an IFRS measure of profitability, financial performance or liquidity.
UK GAAP financial information
Certain historical financial information for periods prior to FY2005 has been presented on the basis of UK GAAP, which is not comparable to IFRS or US GAAP. Readers are cautioned not to place undue reliance on UK GAAP information.
No offer of securities
Nothing in this release should be construed as either an offer to sell or a solicitation of an offer to buy or sell BHP Billiton securities in any jurisdiction.
Reliance on third-party information
The views expressed in this release contain information that has been derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. This release should not be relied upon as a recommendation or forecast by BHP Billiton.
Andrew Mackenzie, Chief Executive Officer, 13 May 2014
Slide 2

We are delivering on our commitments
bhpbilliton
resourcing the future
Sustainable productivity gains:
US$4.9 billion now embedded
Capital and exploration expenditure:
To decline by 25% in FY14
Selective investment:
Average rate of return >20%1
Portfolio simplification:
US$6.5 billion in two years
Strong free cash flow generation:
Increased by US$7.8 billion2
Capital management:
Solid A credit rating and progressive base dividend maintained
Return on capital3 of 22% in H1 FY14
Productivity gains to increase to US$5.5 billion by the end of FY14
Capital and exploration expenditure to decline again in FY15
Competition for capital has increased the average rate of return of our low-risk, largely-brownfield growth options to >20%1
We will continue to simplify our portfolio in order to unlock additional value
Our growing base dividend commitment is comfortably covered by internal cash flow
We will maintain financial discipline
1. Ungeared, post tax, nominal rate of return for our portfolio of major project options.
2. Refers to the increase in net operating cash flows less net investing cash flows, adjusted to exclude proceeds from divestments and sales, in H1 FY14 compared with H1 FY13.
3. Excludes capital investment associated with projects not yet in production.
Andrew Mackenzie, Chief Executive Officer, 13 May 2014
Slide 3

Maintaining strong momentum within our pillars
bhpbilliton
resourcing the future
Strong operating performance underpinned by continued productivity gains
Full-year guidance upgraded for a number of our highest margin products
- WAIO production guidance increased by 10 Mt1 to 217 Mt1
Accelerated delivery of high-margin tonnes
(WAIO production1, Mt)
225
200
175
150
FY13
YoY increase
Initial FY14 guidance
Upgrade
Current FY14 guidance
1. 100% basis.
Andrew Mackenzie, Chief Executive Officer, 13 May 2014 Slide 4

Maintaining strong momentum within our pillars
bhpbilliton
resourcing the future
Strong operating performance underpinned by continued productivity gains
Full-year guidance upgraded for a number of our highest margin products
- WAIO production guidance increased by 10 Mt1 to 217 Mt1
- metallurgical coal production guidance increased by 2.5 Mt to 43.5 Mt
Accelerated delivery of low-cost tonnes
(metallurgical coal production, Mt)
45
40
35
FY13
YoY increase
Initial FY14 guidance
Upgrade
Current FY14 guidance
1. 100% basis.
Andrew Mackenzie, Chief Executive Officer, 13 May 2014
Slide 5

Maintaining strong momentum within our pillars
bhpbilliton
resourcing the future
Strong operating performance underpinned by continued productivity gains
Full-year guidance upgraded for a number of our highest margin products
- WAIO production guidance increased by 10 Mt1 to 217 Mt1
- metallurgical coal production guidance increased by 2.5 Mt to 43.5 Mt
- copper set to deliver against guidance of 1.7 Mt
A strong fourth quarter anticipated
(copper production, Mt)
2.0
1.5
1.0
0.5
0.0
H1 FY14
Q3 FY14
Q4 FY14e
FY14e
1. 100% basis.
Andrew Mackenzie, Chief Executive Officer, 13 May 2014
Slide 6

Maintaining strong momentum within our pillars
bhpbilliton
resourcing the future
Strong operating performance underpinned by continued productivity gains
Full-year guidance upgraded for a number of our highest margin products
- WAIO production guidance increased by 10 Mt1 to 217 Mt1
- metallurgical coal production guidance increased by 2.5 Mt to 43.5 Mt
- copper set to deliver against guidance of 1.7 Mt
- petroleum production guidance rebased to 245 MMboe, albeit with a higher contribution from valuable crude and condensate
Group production growth of 16%2 in the two years to the end of FY15 is underpinned by the expansion of our high-margin businesses
1. 100% basis.
2. Copper equivalent production growth based on FY13 average realised product prices, as disclosed in the 2013 Annual Report.
Strong outlook for liquids production
(FY14 petroleum production, MMboe)
260
230
200
Initial guidance
Crude oil and condensate
Natural gas and NGL
Current guidance
Andrew Mackenzie, Chief Executive Officer, 13 May 2014
Slide 7

Sustainable productivity-led gains are now embedded and there is more to come bhpbilliton
resourcing the future
We are changing the way we work and raising our level of performance in a sustainable manner
- our unique structure, systems and culture will differentiate us
Ability to benchmark performance across all operations drives healthy competition
- H1 FY14 average truck fleet utilisation improved by 8% from FY13
Truck fleet utilisation1
(overall equipment utilisation2, %)
8%
FY13
H1 FY14
1. Data approximated to fit normal distribution. Overall mean represents the underlying performance of approximately 800 trucks across the BHP Billiton portfolio.
2. Overall equipment utilisation is defined as the rate at which the equipment performs relative to total annual hours.
Andrew Mackenzie, Chief Executive Officer, 13 May 2014
Slide 8

Sustainable productivity-led gains are now embedded and there is more to come bhpbilliton
resourcing the future
We are changing the way we work and raising our level of performance in a sustainable manner
- our unique structure, systems and culture will differentiate us
Ability to benchmark performance across all operations drives healthy competition
- H1 FY14 average open pit digging fleet utilisation improved by 10% from FY13
Digging fleet utilisation1
(overall equipment utilisation2, %)
10%
FY13
H1 FY14
1. Data approximated to fit normal distribution. Overall mean represents the underlying performance of equipment across the BHP Billiton portfolio.
2. Overall equipment utilisation is defined as the rate at which the equipment performs relative to total annual hours.
Andrew Mackenzie, Chief Executive Officer, 13 May 2014
Slide 9

Sustainable productivity-led gains are now embedded and there is more to come bhpbilliton
resourcing the future
We are changing the way we work and raising our level of performance in a sustainable manner
- our unique structure, systems and culture will differentiate us
Ability to benchmark performance across all operations drives healthy competition
- H1 FY14 drilling speed in the Eagle Ford has increased by 17% from FY13
Drilling time per well1
(Eagle Ford, days)
17% reduction in days
FY13
H1 FY14
1. Drilling time from rig release to rig release.
Andrew Mackenzie, Chief Executive Officer, 13 May 2014
Slide 10

Sustainable productivity-led gains are now embedded and there is more to come bhpbilliton
resourcing the future
We are changing the way we work and raising our level of performance in a sustainable manner
- our unique structure, systems and culture will differentiate us
Ability to benchmark performance across all operations drives healthy competition
We have embedded US$4.9 billion1 of productivity-led gains
- will increase to US$5.5 billion this year
- a solid start with more to come
We will grow margins even in the absence of higher commodity prices
Productivity-led cost and volume efficiencies1
(US$ billion)
6.0
4.0
2.0
0.0
1.8
1.6
1.5
4.9
0.6
5.5
Operating cash costs
Exploration and business development
Productivity volumes
H1 FY14
H2 FY14e
FY14e
1. Represents annualised volume and/or cash cost productivity efficiencies embedded within the H1 FY14 result relative to the FY12 baseline.
Andrew Mackenzie, Chief Executive Officer, 13 May 2014
Slide 11

Selective investment will maximise shareholder value and returns bhpbilliton
resourcing the future
Our rigorous process considers all alternatives for capital
- continued investment in our business
- portfolio simplification
- the growth rate of our dividend
- investment in our own shares
Our high-quality, diversified portfolio provides us with a unique opportunity to invest selectively through the cycle
We will strike the right balance, delivering strong and sustainable growth in both capital and shareholder returns
NPV
ROC
Margins
IRR
Capital allocation
Maximise shareholder returns
Andrew Mackenzie, Chief Executive Officer, 13 May 2014
Slide 12

Selective investment will maximise shareholder value and returns bhpbilliton
resourcing the future
Capital expenditure to decline by 25% in FY14 before declining again next year
By maintaining strict financial discipline we have created intense competition for capital and a cultural shift in behaviour
- greater focus and discipline is enhancing project outcomes
- average return >20%1 from a portfolio of high-quality options
1. Ungeared, post tax, nominal rate of return for our portfolio of major project options.
Eagle Ford
Andrew Mackenzie, Chief Executive Officer, 13 May 2014
Slide 13

Selective investment will maximise shareholder value and returns bhpbilliton
resourcing the future
Capital expenditure to decline by 25% in FY14 before declining again next year
By maintaining strict financial discipline we have created intense competition for capital and a cultural shift in behaviour
US$2.5 billion of expenditure to maintain asset integrity and our licence to operate
All other investment is discretionary and must actively compete, including against other forms of capital management
Capital and exploration expenditure1
(US$ billion)
25
20
15
10
5 0
25% reduction
Maintenance
FY13
FY14e
FY15e
FY16e
1. Represents the share of capital and exploration expenditure (on an accruals basis) attributable to BHP Billiton shareholders. Includes BHP Billiton proportionate share of equity accounted investments; excludes non-controlling interests and capitalised deferred stripping.
Andrew Mackenzie, Chief Executive Officer, 13 May 2014
Slide 14

Selective investment will maximise shareholder value and returns bhpbilliton
resourcing the future
Capital expenditure to decline by 25% in FY14 before declining again next year
By maintaining strict financial discipline we have created intense competition for capital and a cultural shift in behaviour
A targeted exploration program
- drilling for oil and gas in the Gulf of Mexico, Australia and Trinidad and Tobago
- greenfield minerals exploration focused on copper targets in Chile and Peru
Capital and exploration expenditure1
(US$ billion)
25
20
15
10
5
0
25% reduction
Exploration
FY13
FY14e
FY15e
FY16e
1. Represents the share of capital and exploration expenditure (on an accruals basis) attributable to BHP Billiton shareholders. Includes BHP Billiton proportionate share of equity accounted investments; excludes non-controlling interests and capitalised deferred stripping.
Andrew Mackenzie, Chief Executive Officer, 13 May 2014
Slide 15

Selective investment will maximise shareholder value and returns bhpbilliton
resourcing the future
Capital expenditure to decline by 25% in FY14 before declining again next year
By maintaining strict financial discipline we have created intense competition for capital and a cultural shift in behaviour
Investing in our highest-return Petroleum opportunities
- we have prioritised drilling in the liquids-rich Black Hawk where a 70% rate of return2 is achievable
- infill drilling and extension opportunities in our conventional business where the returns can be even higher
Capital and exploration expenditure1
(US$ billion)
25
20
15
10
5
0
25% reduction
Conventional
Onshore US
FY13
FY14e
FY15e
FY16e
1. Represents the share of capital and exploration expenditure (on an accruals basis) attributable to BHP Billiton shareholders. Includes BHP Billiton proportionate share of equity accounted investments; excludes non-controlling interests and capitalised deferred stripping.
2. Ungeared, post tax, nominal rate of return.
Andrew Mackenzie, Chief Executive Officer, 13 May 2014
Slide 16

Selective investment will maximise shareholder value and returns bhpbilliton
resourcing the future
Capital expenditure to decline by 25% in FY14 before declining again next year
By maintaining strict financial discipline we have created intense competition for capital and a cultural shift in behaviour
The rate of expenditure committed to our major projects declines over time
Capital and exploration expenditure1
(US$ billion)
25
20
15
10
5
0
25% reduction
Major approved minerals projects2
FY13
FY14e
FY15e
FY16e
1. Represents the share of capital and exploration expenditure (on an accruals basis) attributable to BHP Billiton shareholders. Includes BHP Billiton proportionate share of equity accounted investments; excludes non-controlling interests and capitalised deferred stripping.
2. Major approved minerals development projects in execution, including approved US$2.6 billion investment in Jansen.
Andrew Mackenzie, Chief Executive Officer, 13 May 2014
Slide 17

Selective investment will maximise shareholder value and returns bhpbilliton
resourcing the future
Capital expenditure to decline by 25% in FY14 before declining again next year
By maintaining strict financial discipline we have created intense competition for capital and a cultural shift in behaviour
We have a high-quality suite of development options, including
- capital-efficient growth at WAIO to approximately 270 Mtpa
- the low-risk expansion of Spence in Copper
- a multi-decade opportunity to develop a fifth pillar in Potash
Continued improvement in capital productivity may lead to even lower rates of investment
Capital and exploration expenditure1
(US$ billion)
25
20
15
10
5
0
25% reduction
Competition for capital
FY13
FY14e
FY15e
FY16e
1. Represents the share of capital and exploration expenditure (on an accruals basis) attributable to BHP Billiton shareholders. Includes BHP Billiton proportionate share of equity accounted investments; excludes non-controlling interests and capitalised deferred stripping.
Andrew Mackenzie, Chief Executive Officer, 13 May 2014
Slide 18

We will continue to simplify our portfolio
bhpbilliton
resourcing the future
We have been progressively simplifying our portfolio for more than a decade
Our major iron ore, copper, coal, and petroleum assets demand our focus
- generate the highest margins and deliver a superior return on incremental investment
Continued simplification will create an unrivalled portfolio of large, long-life, low-cost and expandable assets diversified by commodity, geography and market
- a catalyst for accelerated gains in productivity
We will pursue the path that maximises value for our shareholders
Focus on our major basins
(%)
50
40
30
20
10
0
Production growth1 (FY13 to FY15)
EBIT margin2 (FY13)
Group
Major basins3
1. Copper equivalent production growth based on FY13 average realised product prices, as disclosed in the 2013 Annual Report.
2. Excludes third party trading activities.
3. Major basins represent WAIO, Queensland Coal, Escondida, Onshore US and Gulf of Mexico.
Andrew Mackenzie, Chief Executive Officer, 13 May 2014
Slide 19

A strong track record of capital management
bhpbilliton
resourcing the future
US$62 billion returned through dividends and buy-backs over the last decade
- underlying payout ratio of approximately 50%
Our solid A balance sheet continues to strengthen
Current annual dividend commitment is comfortably covered by internal cash flow
Return excess capital to shareholders
Strong balance sheet and solid A credit rating
Investment
Progressive base dividend
NPV
ROC
Margins
IRR
Capital
allocation
Maximise shareholder returns
Andrew Mackenzie, Chief Executive Officer, 13 May 2014
Slide 20

Growing shareholder value and returns
bhpbilliton
resourcing the future
Productivity gains will increase to US$5.5 billion by the end of FY14
Capital and exploration expenditure expected to decline again in FY15
Competition for capital has increased the average rate of return for our low-risk, largely brownfield growth options to >20%1
We will simplify our portfolio in order to unlock additional value
Our growing base dividend commitment is comfortably covered by internal cash flow
We will maintain financial discipline
1. Ungeared, post tax, nominal rate of return for prospective investment in our major project options.
Andrew Mackenzie, Chief Executive Officer, 13 May 2014
Slide 21

bhpbilliton
resourcing the future

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: May 14, 2014	By:	/s/ Nicole Duncan
	Name:	Nicole Duncan
	Title:	Company Secretary